July 13, 2011

Via E-Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Mara Ransom, Legal Branch Chief

Brigitte Lippman, Special Counsel

Ronald E. Alper, Staff Attorney

Re:

Questar Pipeline Company

Registration Statement on Form S-3

Filed June 14, 2011

File No. 333-174877

Ladies and Gentlemen:

Set forth below is the response of Questar Pipeline Company (the “Company”), to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2011 with respect to the above-referenced registration statement filed with the Commission on June 14, 2011.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold text.

General

1.

It appears that you are relying on Instruction I.C.2 of Form S-3 for form eligibility requirements.  It also appears that the Form 8-K filed by Questar Corporation on November 3, 2010, reporting an event which occurred on October 26, 2010, should have been filed on or prior to November 1, 2010.  Please advise.

Response:  We acknowledge the Staff’s comment and respectfully submit to the Staff that, under the facts and circumstances of this filing, the reporting event occurred on October 28, 2010, and Questar Corporation timely filed its current report on Form 8-K (the “Form 8-K”) on November 3, 2010.

The Board of Directors of Questar Corporation (the “Board”) made a decision to invite Laurence Downes (the “Candidate”) to join the Board in a meeting on October 26,

2010.  Questar Corporation formally extended this invitation to the Candidate October 27, 2010, and the Candidate accepted on October 28, 2010.  Questar Corporation then prepared a press release and sent it to the Candidate for review.  Questar Corporation believed that it had four business days from October 28, 2010 (November 3, 2010) to prepare, review and file the Form 8-K.

Questar Corporation did not consider an election to the Board to be complete until the Candidate had accepted, and this is a position the Commission has acknowledged in similar circumstances.  The Commission has acknowledged that the timing of elections and appointments can be dependent on the facts and circumstances surrounding a reportable event under Item 5.02(d) of Form 8-K.  In the Commission’s Compliance and Disclosure Interpretation for Exchange Act Form 8-K Question 117.05, Commission staff recognized that the report of a person’s appointment as director may be delayed until public announcement if such director was also being appointed as an officer under Item 5.02(c).  Similarly, for reports under Item 5.02(b), the staff of the Commission’s Division of Corporation Finance recognized that determining the date of a director’s resignation is a facts and circumstances analysis, because it can be difficult to discern during the negotiations process when a director’s resignation actually occurs.  See Division of Corporation Finance Current Report on Form 8-K Frequently Asked Questions November 23, 2004, Question 24.  Questar Corporation believes that the Board action on October 26, 2010 was not reportable, because at that time the Candidate had not yet accepted.  If the circumstances were slightly different in this case, and the Candidate had not accepted until November 2, Questar Corporation believes that shareholders’ interests would have been harmed were the company required to disclose the unaccepted offer by November 1.  Questar Corporation believed at the time, and continues to believe today, that there was no reportable event until the Candidate’s acceptance on October 28.

Questar Corporation’s position is also consistent with Delaware corporate law, which acknowledges the principle that a director’s acceptance is necessary for appointment.  See Blish v. Thompson Automatic Arms Corp., 30 Del. Ch. 538, 64 A.2d 581 (1948).  Although Questar Corporation’s Utah counsel is not aware of either a provision in the Utah Revised Business Corporation Act or Utah common law that relates specifically to this analysis, we are aware that Utah courts frequently look to Delaware common law for guidance when Utah law is silent.

In addition to the securities law and corporate law analysis, practical considerations support Questar Corporation’s interpretation.  If a company is required to make disclosure of its board’s decision to add a person to its board prior to such person’s acceptance, such person may first learn of the invitation to join the board from a Form 8-K filing, and, if such person ultimately elects not to join the board of that company, its investors could be confused.

Questar Corporation marked the date of the reportable event on the title page of the Form 8-K as October 28, 2010, the date of the Candidate’s viable election to the Board, and the earliest possible date on which an announcement could be made that the Candidate had been elected.  Questar Corporation then prepared a press release and filed it with the Form 8-K on November 3, 2010, a date that was within four business days of October 28, 2010.  The press release refers to the date of the Board meeting as the date the Candidate was “elected” as a convenient explanation only, not a technical explanation of the date of the reportable event.

Accordingly, we believe that Questar Corporation timely filed its Form 8-K with respect to the election of the Candidate and believe that this interpretation comports with similar Commission interpretive guidance and is consistent with applicable state law.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Michael Dillard at (713) 546-7414.

Very truly yours,

QUESTAR PIPELINE CORPORATION

By:

  /s/Thomas C. Jepperson

  Thomas C. Jepperson

  Executive Vice President and

        General Counsel

cc:

Michael E. Dillard (by E-mail)

Latham & Watkins LLP

Michael.Dillard@lw.com

3